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                              February 8, 2021

       Andrew Shapiro
       Chairman and Chief Executive Officer
       Broadscale Acquisition Corp.
       1845 Walnut Street
       Suite 1111
       Philadelphia, PA 19103

                                                        Re: Broadscale
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-252449

       Dear Mr. Shapiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

       Amendment No. 1 to Form S-1 filed February 3, 2021

       Exhibit 4.4 - Warrant Agreement, page i

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such exclusive jurisdiction. If this provision requires investors in this offering to bring
any such action, proceeding, or claim in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York,
 Andrew Shapiro
Broadscale Acquisition Corp.
February 8, 2021
Page 2
         please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
Report of Independent Registered Public Accounting Firm, page F-2

2. In the third paragraph of the audit opinion, your auditor indicated that the audit was conducted in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. However, in the fourth paragraph, your auditor also states that the audit was conducted in accordance with the standards of the PCAOB only. Please have your auditor revise its opinion to reflect the appropriate standards used to conduct the audit.
        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameAndrew Shapiro                                Sincerely,
Comapany NameBroadscale Acquisition Corp.
                                                                Division of
Corporation Finance
February 8, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName